April 11, 2011

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz
Division of Corporation Finance

Re:	GigOptix, Inc. (the “Company”)
Registration Statement on Form S-4
Filed March 4, 2011
File No. 333-172620

Dear Ms. Ravitz:

We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 31, 2011 with respect to the Company’s Registration Statement on Form S-4 (the “Form S-4”). The numbered paragraphs below correspond to the numbered comments in that letter; your comments are presented in bold italics.

General

1.	Please send us copies of the board books and any other materials provided by the financial advisors to assist the Board of Directors in evaluating the transaction. Also, provide us a copy of the engagement letters. Finally, provide copies of any financial projections provided by either party to the other.

Response: The written materials requested by the Staff are being provided to the Staff under separate cover by counsel to the Company and Merriman Capital, Inc. on a confidential and supplemental basis pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Prospectus Cover Page

2.	Please clarify your disclosure in the penultimate sentence of the second paragraph to indicate, if true, that Endwave shareholders will not know at the time of the vote the number of shares that they will receive.

Response: The closing prices of the common stock of both companies, the number of shares of each company’s common stock and the number of Endwave restricted stock units and options, each determined as of the time of the merger, are necessary in order to determine the conversion ratio and aggregate number of shares of the Company’s common stock being issued. Because the market prices of the common stock of both companies and numbers of outstanding shares of common stock of both companies and Endwave restricted stock units and options will continue to fluctuate until the completion of the merger, the conversion ratio and the aggregate number of shares of the Company’s common stock to be issued in the merger, as well as the value of such shares, cannot be determined until immediately before the consummation of the merger, and therefore will not be known to Endwave stockholders at the time of the stockholder vote on the merger proposal at the special meeting. In response to the Staff’s comment, the disclosure on the prospectus cover page has been revised to explain why Endwave stockholders will not know at the time of the special meeting the number of shares of the Company’s common stock in the merger.

3.	The formula you disclose in the second paragraph appears to determine the aggregate number of shares Endwave holders will receive. It is therefore unclear why the penultimate sentence of that paragraph states that the value “cannot be determined until immediately before the consummation of the merger.” Please clarify.

Response: In response to the Staff’s comment, the disclosure on the cover page regarding the merger consideration has been revised to clarify the calculation of the merger consideration and explain why the value of such consideration cannot be determined until immediately before the consummation of the merger.

4.	Please provide the disclosure regarding the title and aggregate amount of securities being offered, as required by Item 501(b)(2) of Regulation S-K. Please also revise here to briefly describe how the formula works, what consideration it is intended to achieve for Endwave shareholders and the circumstances under which the exchange rate will change, if any, including the factors that might impact the conversion rate.

Response: In response to the Staff’s comment, the disclosure on the cover page of the prospectus has been revised to explain how the merger consideration is calculated and factors that impact the conversion rate.

Questions and Answers..., page 1

5.	We suggest including a toll free number for shareholders to call prior to their vote so that they may have exchange rate information as of a most recent practicable date. In an appropriate part in this section of your document, please disclose the anticipated amount of time between the vote and the closing of the merger transaction.

Response: The conversion ratio is dependent on a variety of factors that can change on a daily basis, including the closing stock price of Endwave’s and GigOptix’ common stock. As a result, the conversion ratio cannot be calculated until the closing of trading on any particular day. Because of the daily variability of the inputs into the conversion ratio calculation, we do not believe that the calculation of the conversion ratio will provide meaningful information to investors until closer to the time of the special meeting. Furthermore, the calculation takes time to make, and we do not believe that there is sufficient benefit to doing so on a daily basis prior to such time as meaningful information can be made available.

In response to the Staff’s comment, the first sentence to the answer to the fifth question on page 2 has been revised.

Endwave stockholders receive..., page 1

6.	Please revise your disclosure to illustrate how the formula operates in determining the amount of consideration. Your revised disclosure should clearly demonstrate as of the latest practicable date how the treatment of in-the-money options affects the shares to be issued on a per share basis. Once we have reviewed your disclosure, we may ask for clarifying disclosure in other locations of the prospectus.

Response: In response to the Staff’s comment, the disclosure on page 1 has been revised to explain how the treatment of in-the-money options affects the shares to be issued on a per share basis.

Q. How much of GigOptix will former Endwave..., page 2

7.	Please revise the example in the final sentence to indicate what percentage of GigOptix outstanding common stock the numbers stated represent.

Response: In response to the Staff’s comment, we have revised the final sentence of the response to this question on page 2 to indicate the percentage of outstanding common stock of GigOptix following the merger the numbers stated represent.

Q. Will a broker or bank..., page 4

8.	We note the use of the word “generally” in the response to this question. Please disclose the reason for this uncertainty.

Response: In response to the Staff’s comment, we have deleted the word “generally” from the response to this question on page 4.

Summary, page 5

9.	Please revise the first page of your summary to disclose your net losses and accumulated deficit for the 2 most recently completed fiscal years and your auditor’s going concern opinion.

Response: In response to the Staff’s comment, we have added the requested disclosure on the first page of the summary.

10.	Avoid the use of promotional marketing language throughout and limit your disclosure to factually supported statements. For example, we note your reference to a “history of innovation,” “benefits over .. competitors,” “superior properties” and “proven record.”

Response: In response to the Staff’s comment, we have removed the use of promotional language throughout the proxy statement/prospectus.

11.	Remove references to well known companies unless you have a binding contract with them and they represent a significant portion of your revenues. Make similar revisions in the first paragraph on page 48, on page 57, and elsewhere as appropriate.

Response: In response to the Staff’s comment, we have removed references in the proxy statement/prospectus to well known companies other than Alcatel-Lucent. The Company has binding contracts with Alcatel-Lucent and Alcatel-Lucent represents a significant portion of the Company’s revenues.

GigOptix’ Industry Background, page 5

12.	Regarding the industry data that you cite in your document, please tell us whether you obtained the information from sources that are generally publicly available for no or nominal fee. If not, please file a consent pursuant to Rule 436 of the Securities Act of 1933.

Response: The industry data from Cisco on page 7 is available for free on Cisco’s website. The industry data based on market search firms Ovum and LightCounting in the proxy statement/prospectus has been removed.

Interests of Certain Persons in the Merger, page 11

13.	We note your disclosure in the second paragraph regarding exclusion of the value of any accelerated vesting stock awards. Please disclose the number of stock awards that are subject to acceleration.

Response: In response to the Staff’s comment, we have added the requested disclosure at the end of the second full paragraph on page 13.

Risk Factors, page 17

14.	You disclose that Japan accounted for 12% of revenue for the year ended December 31, 2010. To the extent that the recent events Japan have or are expected to impact your sales, please include an appropriate risk factor.

Response: In response to the Staff’s comment, a new risk factor has been added on page 25.

GigOptix could suffer..., page 31

15.	Please disclose the risk from the substantial increase in accounts receivable since your December 31, 2009 fiscal year end, including any collection issues.

Response: In response the Staff’s comment, the disclosure after the first sentence of the risk factor has been revised.

Risks Related to Ownership of Endwave’s Stock, page 44

16.	Because this document is addressed to existing Endwave stockholders regarding an investment in GigOptix, please include a lead-in paragraph explaining how the risks described should be considered in the investment decision to be made.

Response: In response to the Staff’s comment, we have included a lead-in paragraph on page 18 explaining how the risks should be considered in the investment decision to be made.

Information about GigOptix, Inc., page 48

I7.	Qualitative statements about your products or business should have a reasonable basis and be qualified as management’s belief or removed. Please revise as appropriate.

Response: In response to the Staff’s comment, we have either removed qualitative statements about GigOptix’ business or products or qualified such statements by management’s belief.

Patents..., page 61

18.	Please disclose the duration of your significant patents.

Response: In response to the Staff’s comment, the duration of the Company’s significant patents has been disclosed on page 62.

Government Regulations, page 63

19.	We note your disclosure in the last sentence of the first paragraph. Please disclose whether you are currently in compliance.

Response: In response to the Staff’s comment, we have revised the disclosure on page 64 where requested to indicate that the Company believes that it is in material compliance with applicable environmental laws.

Proposal One—Adoption of the Merger Agreement, page 129

Background of the Merger, page 129

20.	If Party A proposed quantified terms to Endwave, please detail those terms, identify Party A and give specific reasons why the board rejected the offer.

Response: In response to the Staff’s comment, we have revised the proxy statement/prospectus to describe Party A and the terms offered by Party A, but have not named Party A. Endwave is subject to a confidentiality obligation that prevents it from disclosing the name of Party A and does not believe that disclosure of Party A’s identity is material to investor understanding.

21.	Refer to the first sentence on page 132. Please disclose the terms proposed by Party B and identify Party B by name.

Response: In response to the Staff’s comment, we have revised the proxy statement/prospectus to describe Party B and the terms offered by Party B, but have not named Party B. Endwave is subject to a confidentiality obligation that prevents it from disclosing the name of Party B and does not believe that disclosure of Party B’s identity is material to investor understanding.

GigOptix’s Reasons for the Merger, page 134

22.	Please revise the final bullet point on page 134 to explain how the board concluded that the amounts disclosed were reasonable projections.

Response: In response to the Staff’s comment, the second bullet on page 135 has been has been revised to include the requested disclosure.

23.	Please revise the final bullet point on page 135. It is inappropriate to require an investor to piece together information from other parts of your document Likewise, revise the last bullet point on page 138.

Response: In response to the Staff’s comment, we have deleted the last bullet points on pages 135 and 138.

Other Available Alternatives, page 136

24.	Explain why, in the first bullet point, the board did not think other alternatives would be available.

Response: In response to the Staff’s comment, we revised the last bullet point on page 136 to include the requested disclosure.

Other Analyses, page 142

25.	We note that a portion of Merriman’s fees are contingent on the consummation of the merger, as described in the second paragraph on page 141 Please provide further detail regarding the contingent nature of the fees. Your disclosure should include, without limitation, the proportion of the fees that are contingent on the consummation of the merger.

Response: In response to the Staff’s comment, we have included additional disclosure on page 143.

Comparable Company Analysis, page 145

26.	If available, please disclose the high and low values presented in the table on page 145.

Response: In response to the Staff’s comment, the high and low multiples have been added to the table on page 146.

The Merger Agreement, page 156

27.	We note your disclosure preceding the description of the merger agreement on page 156. Because the representations in your agreements constitute public disclosure, if there are more recent, material developments that the company is aware of, you must disclose them. Please revise as appropriate.

Response: The Company advises you that it is not aware of any more recent, material developments that would be required to be disclosed.

Material U.S. Federal Income Tax…, page 171

28.	Refer to the second paragraph on page 172. It is unclear why the merger is “intended” to qualify as a reorganization under section 368(a) when the paragraph immediately following indicates that counsel provided opinions that the merger will be treated as a reorganization under that section. Please revise. In addition, since the tax section appears to be intended to constitute counsel’s opinion, revise to clearly state counsel’s opinion, rather than stating that counsel has provided an opinion as to certain matters.

Response: We believe it is accurate to say as a factual matter that the parties intend for the merger to qualify as a tax-free reorganization under section 368(a) of the Code. In order for the merger to be tax-free as a matter of law, a number of factual conditions must be met, including that the merger be completed pursuant to the merger agreement and that the companies involved do not take certain steps following the merger (such as cashing-out participating stockholders after the merger or terminating the acquired company’s business). The factual predicates, including that the merger be completed pursuant to the merger agreement, are in the certificates that the companies involved will provide to Nixon Peabody LLP and Cooley LLP. These conditions are mentioned in the paragraph that follows the second paragraph on page 172. Everyone currently expects that the factual conditions will be met, but if for some reason they are not met, the merger may not qualify as tax-free. Therefore, we do not believe it is appropriate to state flatly that the merger will qualify as tax-free and instead we believe it is appropriate to use the term “intend”. While we understand it does not determine the matter, we do note that we have reviewed a number of recent tax disclosure models filed with the Commission, and the intent of the parties to treat the merger as qualifying as a reorganization is expressly set forth in each of them. To help ameliorate your concern, we added the following at the end of the second paragraph on page 172: “, and the merger has been structured consistently with such intent.”

While we believe that the original language accurately described how the merger agreement addressed the tax opinions, to ameliorate the Staff’s concerns, tax counsel will include tax opinions that the merger will qualify for tax-free reorganization treatment, subject to the usual provisos, as part of their tax opinions filed as exhibits to the Form S-4. The first two sentences of the third full paragraph on page 172 have been revised in response to the Staff’s comment.

29.	We note that on page 172 you state that the discussion of your material tax consequences assumes “that the merger constitutes a reorganization.” The disclosure should not contain assumptions regarding conclusions of law that underlie the ultimate opinion as to the tax consequences to holders. Please revise your disclosure here and on page 15 accordingly. Alternatively, tell us the degree of uncertainty there is about whether the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the IRC.

Response: This matter is similar to the one raised in connection with the first part of comment 28 above. We do not believe that the use of the term “assuming” in the original disclosure relates to a legal conclusion. Instead, it relates to future factual matters - whether the merger in the future will be completed pursuant to the merger agreement and whether the companies involved will not take steps after the merger that affect its qualification. While we realize it is not determinative, we note that the usage of the term “assuming” in this context is common in similar filings with the Commission. There is no legal uncertainty, in our view. The lead-in to the bullet point list on the bottom of page 172 has been revised as follows, which we believe should ameliorate the concern raised by the Staff in this comment:

“The following summary sets forth certain material U.S. federal income tax considerations for Endwave stockholders and the corporate parties to the merger if, as planned and expected, the merger is completed in accordance with the merger agreement and the conditions to the tax opinions are otherwise satisfied:”

The disclosure on page 16 has also been revised accordingly.

Security Ownership..., page 175

30.	Please reconcile the number of directors and executive officers in the last row of your table with the number of officers and directors listed in the table. Also, tell us why Ms. Tipton is not included in the table.

Response: In accordance with Item 403 of Regulation S-K, the security ownership table includes the following: (i) the holders of more than 5% of the Company’s common stock, (ii) the Company’s named executive officers which are Dr. Avi Katz, Andrea Betti-Berutto and Ron Shelton and (iii) GigOptix’ current directors and executive officers, as a group, which includes Dr. Avi Katz, Andrea Betti-Berutto, Julie Tipton, Jeff Parsons, C. James Judson, Kimberly D.C. Trapp, Frank Schneider and Neil J. Miotto. In response to the Staff’s comment, an explanatory footnote has been added to the table on page 177.

31.	Please identify the natural persons who directly or indirectly have or share voting or investment power over the securities held by the entities in your table. Also, provide equivalent disclosure for the table on page 177.

Response: In response to the Staff’s comment, the disclosure in the footnotes to the tables on pages 176 and 178 has been revised to reflect the natural persons that have or share voting or investment power over the shares held by entities in the table where the companies were able to obtain such information.

Annex C

32.	Refer to the penultimate paragraph. Please file a revised opinion as it is inappropriate to attempt to limit reliance on the opinion.

Response: In response to the Staff’s comment, we have filed a revised opinion with the penultimate paragraph revised to remove the limitation on reliance.

Exhibit Index

33.	Please tell us where you filed the consents required by Rule 438 of the Securities Act.

Response: The consents required by Rule 438 are filed as Exhibits 99.4 and 99.5 of Amendment No. 1 to the Form S-4.

34.	We note that the document filed as exhibit 10.7 is dated after the filing date. In addition, there is no filing for that date under your current name. Please advise.

Response: In response to the Staff’s comment, the filing date for Exhibit 10.7 has been revised to be January 29, 2009.

In connection with the above responses to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact our counsel, Jeffrey Selman, by telephone at (650) 320-7722 or by fax at (866) 438-3891 should you have any questions or comments.

Sincerely,

/s/ Jeff Parsons
Jeff Parsons Acting Chief Financial Officer and Senior Vice President